EXHIBIT 10.10
June 6, 2007
Andrew McCleary Reynolds
65 Meadowbrook Circle
Sudbury, MA 01776
Dear Drew,
Art Technology Group is pleased to offer you the position of Senior Vice President, Corporate Development reporting to Bob Burke, CEO. We are very excited to add your talent and experience to ATG’s team.
The terms of the offer are as follows:
•	A bi-weekly salary of $8,653.84 which equals $225,000.00 on an annualized basis.

•	The variable portion of your total compensation package is set at $100,000 annually, pro-rated for 2007. Shortly after you join us at ATG, you will be given a set of goals, which will serve as the criteria for this incentive program.

•	In concert with this employment offer, you will be granted 125,000 options to acquire ATG common stock at the fair market value at close of market, on your start date. These options vest quarterly over 4 years, with cliff vesting for the 1st year. “Cliff Vesting” means that after 1 year from your start date, your options will vest 25%. Thereafter, your options will vest quarterly for the remaining 3 years.

•	You will also be granted 75,000 ATG RSUs. These RSUs will be time-based and will vest 25% annually for each year of the 4 year vesting period, initiating on your start date with ATG.
As a Senior Vice President and Officer of the company, you will receive a Change of Control benefit equivalent to all members of Executive Committee. This benefit will be triggered in the event of a change of control of more than 50% of ATG’s outstanding common shares. Specifically, the benefit provides an acceleration of 50% of your unvested options and, if you were to lose your position either through reduction in force, a significant relocation of your site or a substantial reduction of the scope and responsibility within a year of the date of change, you would receive a severance benefit of 6 months of base salary and health benefit coverage.
ATG provides a competitive benefits package including: Blue Cross Blue Shield health, Delta dental insurance, life insurance, short and long term disability, Flexible Spending Accounts and three weeks paid vacation per calendar year. ATG offers a competitive 401k plan with matching contributions, administered through Merrill Lynch. Enrollment details on this program will be available during your orientation session on your first day with ATG.
As a condition of your commencing employment, ATG requires that you sign an Invention, Non-Disclosure and Non-Solicitation Agreement. All employment at ATG is on an “at will” basis, meaning that you or ATG can terminate the employment relationship at any time.
We look forward to you joining us, Drew, in this important role and continuing to grow ATG’s strength in the eCommerce marketplace.
As acceptance of this offer, please sign and fax this letter back to me at 617-386-5190.

Sincerely,	Agreed and Accepted:

/s/ Patricia O’Neill	/s/ Andrew McCleary Reynolds

Patricia O’Neill Senior Vice President, Human Resources Art Technology Group Inc.	Andrew McCleary Reynolds

July 23, 2007

Potential Start Date